Visual Networks, Inc.
                                2092 Gaither Road
                            Rockville, Maryland 20850



                                               June 26, 2002





VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Mr. Herb Scholl, OFIS

     Re: Visual Networks, Inc. Request for Amendment Withdrawal of Registration Statement on Form S-3 (File No. 333-85628)



Dear Mr. Scholl:

     Visual Networks, Inc. (the "Company") hereby requests to withdraw the amendment to its Registration Statement on Form S-3 (File No. 333-85628) (the "Amendment") filed with the Commission on June 20, 2002. The Company inadvertently filed the Amendment in error. Accordingly, the Company requests an order granting the withdrawal of the Amendment to be issued by the Commission as soon as possible.

     Please do not hesitate to contact the undersigned at (703) 773-4021 with any questions you may have regarding the Registration Statement.

                                               Very truly yours,

                                               Visual Networks, Inc.


                                               By: /s/ Nancy A. Spangler
                                               Name: Nancy A. Spangler
                                               Title:   Secretary